Filed by Metro Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Metro Bancorp, Inc.
Commission File No.: 001-36852

The following set of questions and answers were made available to Metro Bank employees beginning on September 22, 2015:

Merger Employee Talking Points

1.	Q: Is Metro Bank being bought by another bank?

A: We have announced plans for Metro Bank to merge with First National Bank of Pennsylvania, which we usually refer to as “FNB.” The banks hope to complete the merger during the first quarter of 2016, but the merger must first be approved by the banking regulators and by the shareholders of the two companies.

2.	Q: Will anything about my account or bank products change after the merger is complete?

A: It is still very early in the process and many details are still being worked out. As more information becomes available, we will share it with you.

3.	Q: Will store hours change?

A: Prior to the merger, Metro Bank and FNB will continue to operate as separate businesses. Metro Bank’s hours have not changed since we announced our intent to merge with FNB.

If there would be changes of any kind in the future, we would share that information with our Customers well in advance.

4.	Q: What does this merger mean for me as a Customer?

A: As a Customer, you will enjoy a broader range of financial solutions including:

•	Wealth management

•	Insurance products and services

The merger will also increase your access to banking services through an expanded branch and ATM network that spans four states (Pennsylvania, Ohio, Maryland and West Virginia).

Throughout the FNB branch network, you will have access to more bank locations and ATMs than ever before.

•	300+ bank locations

•	350+ ATMs

Locally within the Harrisburg region and its surrounding counties, you will have access to over 70 branch and ATM locations.

5.	Q: Will I experience any change in service or products before or during the merger?

A: The merger will NOT disrupt service to our Customers. Metro Bank will continue to operate as normal through the completion of the merger.

We will be working with FNB to ensure a smooth transition for all Customers.

6.	Q: How will I find out more about FNB products?

A: As we get closer to the merger completion date, you will receive a comprehensive Welcome Guide detailing FNB product offerings and more.

Cautionary Statement Regarding Forward-Looking Statements:

The information contained in this communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that are not historical facts. These forward-looking statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of F.N.B. Corporation (“FNB”) and Metro Bancorp, Inc. (“Metro”). The words “look forward,” “continue,” “will,” "progress,” “committed,” “initiatives,” “expect,” “intend,” “plan,” “could,” “should,” “would,” “believe,” “anticipate,” and “estimate” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ, possibly materially, including, without limitation, the following: the inability to complete the merger in a timely manner; the inability to complete the merger due to the failure of Metro’s shareholders to approve the merger agreement and the merger, or FNB’s shareholders to approve the issuance of FNB common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory approvals; the failure of the proposed merger to close for any other reason; the possibility that any of the anticipated benefits of the proposed merger will not be realized; the effect of the announcement of the merger on FNB’s, Metro’s or the combined company’s respective business relationships, operating results and business generally; and diversion of management’s attention from ongoing business operations and opportunities. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to Metro’s and FNB’s shareholders, and in FNB’s and Metro’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in FNB’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and “Risk Factors” in Metro’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 16, 2015.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Metro undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between FNB and Metro. In connection with the proposed merger, FNB intends to file a registration statement on Form S-4 with the SEC, containing a preliminary joint proxy statement of Metro and FNB and a preliminary prospectus of FNB, as well as other relevant documents concerning the proposed merger. The final joint proxy statement/prospectus will be delivered to Metro’s and FNB’s shareholders. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that FNB or Metro may file with the SEC or send to shareholders in connection with the proposed merger. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317; and free copies of the documents Metro has filed with the SEC by contacting Investor Relations (Sherry Richart), Metro Bancorp, Inc., 3801 Paxton Street, Harrisburg, PA 17111, telephone: (717) 412-6301.

Participants in Solicitation

FNB, Metro and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about the directors and executive officers of FNB is set forth in the proxy statement for FNB’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015, and FNB’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Metro is set forth in the proxy statement for Metro’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on May 22, 2015, and Metro’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 16, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.